Filed by CSR plc Pursuant to Rule 425

Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: Zoran Corporation

Commission File No: 333-173590

CSR

Question and Answer Session

Operator

And our first question comes from the line of Quinn Bolton from Needham & Company. Over to you.

Jason [Rechol] - Needham & Company

Yeah. Hey guys. This is Jason [Rechol] calling in for Quinn. Thanks for — thanks for taking my questions. I guess it’s first, congratulations on getting the — the [Sir Star] design into the Galaxy 2S platform. I guess given this design, what type of opportunities do you guys foresee with Samsung and with other Tier 1 OEMs to penetrate kind of in the second half of this year, and then looking into 2012?

Joep van Beurden

[Inaudible] thanks, Jason. So, I mean, the Galaxy S2 win is, as — as you said — is a — is a very relevant one, and it highlights two things, the strength of the solution but also the relationship that we have with that customer.

We have very strong relationships with pretty much all Tier 1 cell phone manufacturers, so, you know, on the back of the strengths of the product, we — we see good opportunity elsewhere for the second half and beyond.

This is in talking about GPS now. Specifically, we talked about a design win that we had with [ZTE], and also with some other Asian OEMs, and — and we’ll do everything we can to — to increase the penetration as we go forward.

I’d also like to highlight that we have already demonstrated the next version of [Sir Star] 4, the — the [14 millimetre] platform. We have already demonstrated that to another Tier 1 company.

Finally, in order to — to increase our exposure to the smartphone segment, of which this is a good example, of course we are working on our Bluetooth/Wi-Fi combination chip, and we talked about that earlier today. We expect to ramp that into mass production in the second half of 2012.

CSR

Jason [Rechol]

Okay. Great. Thank you. And then, I — I guess it looks like you guys are kind of in the final stages of developing your NFC solution. I guess, what do you see kind of as the ultimate NFC opportunity as far as kind of how pervasively that becomes adopted in handsets over the next couple of years?

Joep van Beurden

Yeah. I think NFC — I mean, we’re very excited about that — the opportunity it gives in handsets and on mobile payments and other applications. I do believe it’s fair to say that we’re still waiting for the inflection points. I mean, there’s a lot of talk about it. Quite — a couple of — of — of handset vendors have — have embraced it. That is our strong defence.

I think initially what will happen is we’ll see discrete NFC chips. And there’s a couple of companies that they’ll bring them to market, notably [MXP] and the French company called Inside Secure. But ultimately I think NFC is going to get integrated in — into a combination, [into] to combination silicon.

And in that context, I think we are ready for that. We have the [14 millimetre] IP, we’ve — we’ve got a chip in-house that we’re currently bringing up. So if and when the inflection points occurs, we’ll see the combination silicon [we’ll/will] be ready to serve the market.

Jason [Rechol]

Great. Thank you. And then just to follow up on, you talked about seeing, you know, weakness across some areas of the handset market. Could you just maybe provide a little bit more colour around that? Specifically, kind of what you’re seeing in China, with regards to both — both feature phones and — and smartphones?

Joep van Beurden

Yes. I think we said certain segments of the market now, we see there is some companies doing very well and some companies doing less well in — in handsets. So — so dependent on who — who you are serving that — that is a factor.

But I think also over the past couple of weeks, months, we have seen — weakness is too strong a word. But — but we’ve seen the — the — we’re used to buoyant growth in the grey market in China. I think that’s come off a bit, both on the high end and on the — on the feature phones. So — so there’s definitely — it’s a little bit muted there as well.

Jason [Rechol]

Thanks. And then lastly, with regard to the Zoran [track] transaction, what — what do you — what do you foresee at this point as kind of your biggest synergy and — and cross-selling opportunities, what those may be at this point in time?

CSR

Joep van Beurden

Yes. So — so the cross-selling opportunity, when we — when we — we announced the deal a couple of weeks ago, we — we talked about three specific platforms we were very excited about. One is in — in automotive, the automotive entertainment market, where we enjoy a strong position, about 50 per cent market share today of the [connectivity] part. And we — we see a — a big opportunity to — to leverage Zoran’s imaging of video technology with our [connectivity] and location, and sell that into what is a $2b market. So — so that, I think is — is opportunity one.

On the [VTV] side, another $2b opportunity. Of course, Zoran has [DTVS] [receives], [inaudible]way from version 2 in a technology we — we have Bluetooth and Wi-Fi, another — another great example of when we combine the IP that we think we can — we can deliver very different [shade] of platforms.

And finally, on the camera side. I mean, I talked about earlier that — that we are ramping with — with a number of — of the camera guys, Panasonic, Canon and Fuji. Zeron has a strong position in — in the FFC market for — for digital still cameras. An excellent opportunity to — to combine again.

Jason [Rechol]

Great. That’s it for me. Thanks so much.

Joep van Beurden

[My pleasure.]

Operator

Thank you for your question. [Operator Instructions].

Joep van Beurden

Okay. Thank you very much. Thanks everybody for — for your attention. And if you have any follow-up questions, you know where to find us. Thank you.

Will Gardiner

Thanks very much.

[End]

Cautionary Note Regarding Forward Looking Statements

These forward-looking statements can be identified by words such as ‘believes’, ‘estimates’, ‘anticipates’, ‘expects’, ‘intends’, ‘may’, ‘will’, ‘plans’, ‘should’ and other similar expressions, including statements relating to: expected developments in our product portfolio, expected revenues, expected annualised operating costs savings, expected future cash generation, expected

CSR

future design wins and increase in market share, expected incorporation of our products in those of our customers, adoption of new technologies, the expectation of volume shipments of our products, opportunities in our industry and our ability to take advantage of those opportunities, the potential success to be derived from strategic partnerships, the potential impact of capacity constraints, the effect of our financial performance on our share price, the impact of government regulation, expected performance against adverse economic conditions, the expected benefits of the contemplated transaction with Zoran Corporation, including the expected cost, revenue, technology and other synergies from the transaction, the expected impact of the transaction for customers and end-users, business and management strategies and the expansion and growth of CSR’s and the Combined Group’s operations, potential synergies and potential savings resulting from the transaction with the Zoran Corporation, and other expectations and beliefs of our management.

All forward looking statements are based upon numerous assumptions regarding CSR’s and the Combined Group’s business strategies and the environment in which CSR and the Combined Group will operate and therefore involve a number of known and unknown risks, contingencies, uncertainties and other factors, many of which are beyond the control of CSR and the Combined Group.

Actual results and developments could differ materially from those expressed or implied by these forward looking statements as a result of numerous risks and uncertainties. These factors include, but are not limited to: the ability to obtain governmental approvals of the transaction with Zoran Corporation or to satisfy other conditions to such transaction on the proposed terms and timeframe; the possibility that the transaction with Zoran Corporation does not close when expected or at all, or that the companies may be required to modify aspects of the transaction to achieve regulatory approval; the ability to realize the expected synergies or savings from the transaction in the amounts or in the timeframe anticipated; the potential harm to customer, supplier, employee and other relationships caused by the announcement or closing of the transaction; the ability to integrate Zoran’s businesses into those of CSR’s in a timely and cost-efficient manner; the development of the markets for Zoran’s and CSR’s products; the Combined Group’s ability to develop and market products containing the respective technologies of Zoran and CSR in a timely and cost-effective manner; a continuing or worsening economic downturn, which could reduce demand for consumer products; risks associated with securing sufficient capacity from the third-parties that manufacture, assemble and test CSR’s and the Combined Group’s products and other risks relating to CSR’s and the Combined Group’s fabless business model; declines in the average selling prices of CSR’s and the Combined Group’s products; risks associated with existing or future litigation; costs associated with the development of new products in response to market demand; errors or failures in the hardware or software components of CSR’s and the Combined Group’s products; cancellation of existing orders or the failure to secure new orders; risks associated with acquiring and protecting intellectual property; risks relating to forecasting consumer demand for and market acceptance of CSR’s and the Combined Group’s products and the products that use CSR’s and the Combined Group’s products; increased expenses associated with new product introductions, masks, or process changes; yields that CSR’s and the Combined Group’s subcontractors achieve with respect to CSR’s and the Combined Group’s products; the cyclicality of the semiconductor industry; the potential for disruption in the supply of wafers or assembly or testing services due to changes in business conditions, natural disasters, terrorist activities, public health concerns or other factors; CSR’s and the Combined Group’s ability to manage past and future acquisitions; CSR’s and the Combined Group’s ability to protect its intellectual property; CSR’s and the Combined Group’s

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ability to attract and retain key personnel, including engineers and technical personnel; the difficulty in predicting future results; and other risks and uncertainties discussed in our latest Annual Report.

Each forward looking statement speaks only as of the date hereof. CSR does not undertake to release publicly any updates or revisions to any forward looking statements contained herein, otherwise than required by law.

Additional Information and Where to Find It

This presentation may be deemed to be solicitation material in respect of the proposed merger involving CSR and Zoran. In connection with the proposed merger, CSR has filed with the US Securities and Exchange Commission (the “SEC”) an amended registration statement on Form F-4 (the “Amended Registration Statement”) containing an amended proxy Statement/prospectus (the “Proxy Statement/Prospectus”) for the stockholders of Zoran. Each of CSR and Zoran intends to file other documents with the SEC regarding the proposed merger. The definitive Proxy Statement/Prospectus will be mailed to stockholders of Zoran. WE URGE INVESTORS TO READ THE PROXY STATEMENT/PROSPECTUS AND THE AMENDED REGISTRATION STATEMENT (INCLUDING ANY SUPPLEMENTS THERETO) AND ANY OTHER RELEVANT DOCUMENTS THAT CSR OR ZORAN FILE WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Stockholders may obtain, free of charge, copies of the Proxy Statement/Prospectus and Amended Registration Statement, and any other documents filed by Zoran and CSR with the SEC in connection with the Transaction at the SEC’s website at http://www.sec.gov and at Zoran’s website at www.zoran.com and CSR’s website www.csr.com.

Important Additional Information regarding Solicitation of Zoran Proxies

Zoran and its directors and certain executive officers and CSR, its directors and officers may be deemed to be participants in the solicitation of proxies from stockholders in connection with the approval of the Transaction. CSR has filed an amended Proxy Statement/Prospectus and the Amended Registration Statement with the SEC in connection with the solicitation of proxies to approve the proposed merger. Information regarding the names of Zoran’s directors and executive officers and their respective interests in Zoran by security holdings or otherwise is set forth in Zoran’s proxy statement relating to the 2010 annual meeting of stockholders, which may be obtained free of charge at the SEC’s website at http://www.sec.gov and Zoran’s website at http://www.zoran.com. Information about CSR’s directors and executive officers is set forth in CSR’s annual report on Form 20-F for the financial period ended 31 December 2010, which may be obtained free of charge at the SEC’s website at http://www.sec.gov and at CSR’s website at www.csr.com. Additional information regarding the interests of such potential participants is included in the amended Proxy Statement/Prospectus and the Amended Registration Statement and other relevant documents to be filed with the SEC in connection with the solicitation of proxies to approve the proposed merger.